January 23, 2008
Mr. Stephen Krikorian
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Via EDGAR and United Parcel Service.

RE:	MoneyGram International, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 7, 2007
File No. 001-31950
Dear Mr. Krikorian:
We are in receipt of the comment letter dated December 21, 2007 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings. Enclosed please find the responses of MoneyGram International, Inc. (the “Company”). For ease of review, the Company has set forth below each of the numbered comments of your letter, followed by the Company’s responses.
After careful review of the Staff’s comments and the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarter ended September 30, 2007, we believe that the disclosures contained in these filings are adequate and comply in all material respects with the applicable disclosure requirements. The Company continually seeks to enhance our disclosures, however, and we have included a number of enhancements in our responses as a result of the Staff’s comments.
Form 10-K for the fiscal year ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Finance Condition and Results of Operations
Results of Operations, page 23
1.	We note instances where two or more sources of material change have been identified, but the quantification of the contribution for each source that contributed to the change is not disclosed. For instance, for the year ended December 31, 2006, you disclose the increase in fee and other revenue is primarily driven by growth in transaction volume of the money transfer and bill payment services, but there is no quantification of how these increases in transaction volume impacted revenues. It appears that transaction volume is a key indicator and that the total volume for each year should be presented as such. Your disclosures also do not quantify the impact of your pricing philosophy or the impact of the simplified pricing initiatives. Tell us your consideration of quantifying each source that contributed to a material change pursuant to the requirements of Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to item 303(a) of Regulation S-K and the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Response: We believe that the disclosures on page 23 of Management’s Discussion and Analysis of Financial condition and Results of Operations (“MD&A”) provide sufficient information for the quantification of the impact of material drivers to the change in fee and other revenue. To provide enhanced disclosures for the benefit of our investors, we will further clarify the quantification of material drivers to fee and other revenue in future filings.

As stated under Instruction 4 to Item 303(a) of Regulation S-K, “registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements.” The fee and other revenue dollars contributed by volume growth are readily computable using the disclosed percentage of growth in transaction volume and the money transfer fee revenue disclosures in Table 6 — Global Funds Transfer Segment on page 30. The remaining balance is the impact from changes in average fees. Therefore, we believe that we are in compliance with Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K and the related interpretative guidance.

To provide enhanced disclosures for the benefit of our investors, we will further clarify the quantification of material drivers to fee and other revenue in future filings. Beginning with the Company’s Form 10-K for the year ending December 31, 2007, the Company will expand upon the disclosures under Table 2 — Net Fee Revenue Analysis substantially the same as follows (using December 31, 2006 information for example purposes):

“Fee and other revenue includes fees on money transfer, money order and official check transactions. It is a growing portion of our total revenue, increasing to 66 percent of total revenue for 2006 from 62 percent in 2005. Compared to 2005, fee and other revenue grew $159.9 million, or 26 percent, in 2006, primarily driven by transaction growth in our money transfer and bill payment services, with volumes increasing 41 percent during the year. Transaction volume growth in money transfer and bill payment services increased fee and other revenue by $196.5 million. ~~Total revenue growth rates are lower than money transfer volume growth rates due to simplified pricing in the money transfer business and product mix (higher money transfer and bill payment volume growth with a decline in money order transactions).~~ Average per transaction fees in money transfer and bill payment services were lower in 2006, reducing fee and other revenue by $56.7 million primarily as a result of our simplified pricing initiative. In addition, average per transaction fees were lower in 2006 as a result of shifts in product and geographic origination mix. Money transfer and bill payment transactions continue to drive fee and revenue growth, while money order transactions, which have higher margins, decline. Our domestic transactions, which contribute lower revenue per transaction, are growth in at a faster rate than internationally originated transactions. While the simplified pricing initiatives have contributed to a lower average per transaction fee, we believe that the initiatives have contributed to our volume growth as a simpler pricing process and lower overall fees attracts new customers. Our domestically originated transactions, which have a lower average fee per transaction, are growing at a faster rate than internationally originated transactions. Our simplified pricing initiatives include reducing the number of pricing tiers or bands and allow us to manage our price-volume dynamic while streamlining the point of sale process for our agents and customers. Our pricing philosophy continues to be to maintain a price point below our higher priced competitor and above the niche players in the market. The gap between total revenue growth and money transfer transaction growth narrowed in the fourth quarter of 2006 as we began to lap the first year of implementation of simplified pricing initiatives.

Fee commissions consist primarily of fees paid to our third-party agents for the money transfer service. Fee commissions expense increased $83.2 million, or 36 percent, for 2006 as compared to the prior year, primarily driven by higher transaction volume and tiered commissions. Higher money transfer transaction volumes increased fee commissions expense by $66.1 million, while average commission per transaction increased $8.1 million, primarily from tiered commissions. Tiered commissions are commission rates that are adjusted upward, subject to certain caps, as an agent’s transaction volume grows. We use tiered commission rates as an incentive for select agents to grow transaction volume by paying our agents for performance and allowing them to participate in adding market share for MoneyGram.

Net fee revenue increased 20 percent in 2006 compared to 2005, driven by the increase in volume of money transfer and bill payment transactions. Growth in net fee revenue was lower than fee and other revenue growth primarily due to product mix and tiered commissions.”

We also confirm that, in future filings, we will quantify each source that contributed to a material change when two or more sources of a material change have been identified, to the extent required under Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K and the related interpretative guidance.

2.	We note your discussion and disclosure on page 31 regarding the use of non-GAAP operating measures to evaluate the effect of tax-exempt securities on your Payment Systems segment. Demonstrate the usefulness of this non-GAAP segment measure in assessing operating performance and whether these non-GAAP segment measures are reported to and used by the chief operating decision maker in assessing segment operating performance in accordance with SFAS 131. Refer to Question 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-K and the guidance set forth in the Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: We believe that the taxable equivalent disclosure is useful to our investors in fully understanding the impact of tax-exempt securities on the Payments Systems segment and our effective tax rate. We also believe that our disclosure complies with the requirements of Item 10 of Regulation S-K and related interpretative guidance.

The revenue and operating margin of the Payment Systems segment are chiefly driven by the results of the investment portfolio allocated to the segment and the spread between investment revenue and commissions paid on outstanding payment instrument balances. As stated in MD&A — Results of Operations — Segment Performance — Table 7 Payment Systems Segment on page 31, tax-exempt investments in the investment portfolio have lower pre-tax yields, but produce higher income on an after-tax basis than comparable taxable investments. This means that the Payment Systems segment revenue and operating margin will be lower if the Company uses tax-exempt securities, but the consolidated net income is higher as a result.

The chief decision makers of the Company utilize the taxable-equivalent basis in reviewing the revenue, or yield, from the investment portfolio and the spread earned over commissions paid on the Payment System’s official check product, as well as the impact of tax-exempt securities on the Company’s effective tax rate. As the investment portfolio and effective tax rate is managed at a consolidated level and not specifically allocated to the operating segments, the taxable-equivalent basis is not a significant factor in the resource allocation decisions of the chief decision makers.

The taxable-equivalent basis measure is commonly used by institutions in the financial services industry, which is the industry most comparable to the Company’s Payment Systems segment. The measure is widely used by the financial services industry to allow for analysis of the net interest margin where both interest income from investments and interest expense on deposits are shown on a comparable pre-tax basis. In fact, the taxable-equivalent measure is used exclusively in many of the financial institutions’ Form 10-K Item 6 and Item 7 tables and disclosures, and the measure is required in certain statistical disclosures of financial institutions. The Company uses the taxable-equivalent measure in the Payment Systems segment discussion for the same reason as financial institutions. In the Company’s business model, the disclosure allows the components of net revenue, which are substantially driven by interest rates, to be shown on a comparable pre-tax basis. Fee and other revenue for the Payment Systems segment is substantially comprised of interest income from investments allocated to the segment, including the interest income from tax-exempt investments. Commission expense is a floating interest rate payment made to the segment’s financial institutions on the average outstanding balances of the financial institutions, which is the same concept as interest paid by financial institutions on deposits.

The Company does not believe that there are any significant limitations associated with the use of a non-GAAP measure and compensates for any limitation by presenting both the GAAP and non-GAAP measure and preparing the MD&A discussion on a GAAP basis.

As the Company does not allocate income taxes to our reporting segments, the impact of tax-exempt securities on the Payment Systems segment is not apparent through a GAAP disclosure of segment results. Given the importance of the investment portfolio on the operating results of the Payment Systems segment, we believe that the taxable-equivalent basis presentation is useful to investors in understanding the impact of our tax-exempt investments on the operating results of the Payment Systems segment. We also believe that the presentation is useful to investors in understanding the impact of tax-exempt investments on the Company’s effective tax rate, and have discussed the impact of tax-exempt investments in MD&A — Results of Operations — Expenses — Income Taxes on page 28. We consistently receive questions from investors and analysts as to why our effective tax rate is lower than they would expect. In responding to these questions, we guide the investors and analysts through the taxable equivalent basis disclosure to illustrate the impact of tax-exempt investments on our results of operations from the Payment Systems segment and on our effective tax rate.

We believe that Table 7 and the related footnote provide the information required under Item 10 of Regulation S-K and related interpretative guidance. To ensure the usefulness of the information is clear, the Company will enhance the footnote to Table 7 substantially the same as the following in future filings, commencing with the Form 10-K for the year ended December 31, 2007. Additions to the existing disclosure are italicized for ease of review.

“(1) The taxable equivalent basis numbers are used by the Company’s management, and management believes they are useful to investors, to evaluate the effect of tax-exempt securities on the Payment Systems segment and on the Company’s effective tax rate. The tax-exempt investments in the investment portfolio have lower pre-tax yields, but produce higher income on an after-tax basis than comparable taxable investments. As income taxes are not allocated to the Company’s operating segments, the effect of tax-exempt securities on the Payment Systems segment is not apparent in measures presented under GAAP. Accordingly, an adjustment is made to present revenue and operating income resulting from amounts invested in tax-exempt securities on a taxable equivalent basis. The adjustment is calculated using a 35 percent tax rate applied to interest income from tax-exempt securities and is $17.4 million, $19.0 million and $20.7 million for 2006, 2005 and 2004, respectively. The presentation of taxable equivalent basis numbers is supplemental to results presented under GAAP and may not be comparable to similarly titled measures used by other companies. These non-GAAP measures should be used in addition to, but not as a substitute for, measures presented under GAAP.”
Critical Accounting Policies, page 41
3.	Your critical accounting policy for the fair value of investment securities should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. Please clarify the material estimates and assumptions that you make when determining the expected cash flows from a security, risk and liquidity premiums, default rates on the collateral specific to a security and interest rate movements. In this respect, you should disclose the valuation methodology being followed, the significant inputs or assumption especially those with greatest potential to impact the ascribed value, how you arrived at the assumptions, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. We refer you to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section V of SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: As described in the Critical Accounting Policies section of the Form 10-K for the year ended December 31, 2006, the fair value of our investment portfolio was generally based on quoted market prices. These quoted market prices included readily observable trades and broker quotes. The assumptions the Company makes in determining expected cash flows from a security relate to investments for which the Company could not obtain quoted market prices or utilize readily available market information. We refer to these investments as being “internally valued.” At December 31, 2006, only $98.1 million, or two percent of our investment portfolio, was internally valued. These internally valued investments comprised one percent of both total assets and payment service assets at December 31, 2006. Given the immaterial portion of the investment portfolio that required the use of estimates and assumptions, the Company did not believe that its estimates and assumptions used in internally valued investments had a material impact on reported financial condition and operating performance of the Company. Accordingly, we did not believe that a substantial discussion of these estimates and assumptions was required. We believed that the more critical accounting policy for our investment portfolio at that time related to other-than-temporary-impairment.

As concern over sub-prime mortgages began to surface late in the second quarter of 2007, the percentage of internally valued securities began to increase as certain brokers did not provide pricing information for June 30, 2007 valuations. As the market disruption had not yet begun, we continued to be able to readily access market information, particularly observable trades, to internally value our securities. Accordingly, we believed at the time of the filing of the Form 10-Q for the quarter ended June 30, 2007 that the use of estimates and assumptions for internally valued investments was not material to the financial condition or operating results of the Company.

When the market disruption became evident in late August and September, the Company had greater difficulty in obtaining market observable information. At that time, it became necessary for the Company to internally value a larger portion of our investment portfolio. As a result, we believed that the use of estimates and assumptions became material to the Company as it impacted $783.0 million, or 15 percent, of our investment portfolio and nine percent of our total assets and payment service assets. Accordingly, the Company made additional disclosure in its Notes to the Consolidated Financial Statements — Note 4 Investments in its Form 10-Q for the period ended September 30, 2007 to provide further information regarding: a) how the Company values its portfolio; b) the portions of the portfolio valued through readily available market information versus internal valuations; and c) the investments that the Company deemed most at risk due to the use of estimates and assumptions.

While the use of estimates and assumptions became material to the Company during the third quarter, our process to internally value securities had not changed from that used in historical periods. Accordingly, we did not believe that an update to our critical accounting policy was needed in the filing of our Form 10-Q for the period ending September 30, 2007. We believed that the additional disclosures provided in Note 4 — Investments, which is one of the sections most frequently reviewed by our investors, were sufficient. With the filing of the Form 10-K for the year ended December 31, 2007, the Company plans to continue its practice of updating the Critical Accounting Policies section.
Financial Statements
Consolidated Statements of Cash Flows, page F-8
4.	We note that you subtotal your adjustments within the section for cash flows from operating activities. Please tell us your basis for including a subtotal for part of your adjustments and indicate how your presentation complies with SFAS 95.

Response: We believe that the use of a subtotal for a portion of adjustments to net income in the operating section of the statement of cash flows is in compliance with SFAS 95, Statement of Cash Flows.

As set forth in paragraph 29 of FAS 95, “enterprises are encouraged to provide further breakdowns of” major classes of deferral of past operating cash receipts and payments and accruals of expected future operating cash receipts and payments “that they consider meaningful. For example, changes in receivables from customers for an enterprise’s sale of goods or services might be reported separately from changes in other operating receivables.” The Company’s placement of the subtotal separates the adjustments to net income resulting from operating activities standard to most entities from the adjustments resulting from changes in the Company’s payment service assets and obligations. We believe that this is a meaningful breakdown as the payment service assets and obligations relate solely to the issuance of the Company’s payment service instruments, as opposed to routine operating activities of a business.

We further believe that the subtotal provides a meaningful breakdown as it identifies operating cash flows closely related to the cash flows from our investment portfolio, which is required to be shown separately in investing activities under SFAS 95. We frequently receive questions from investors and analysts as to why our operating cash flows can vary greatly and be in large “negative” positions. In responding to these questions, we discuss the interaction of the cash flows from payment service assets and obligations with the cash flows from our investment portfolio. The use of the subtotal provides the investor with useful information for assessing the different cash flows resulting from the issuance and settlement of the Company’s payment service instruments.
Form 10-Q for the quarter period ended September 30, 2007
Financial Statements
Notes to the Consolidated Financial Statements
Note 4. Investments (Substantially Restricted), page 9
5.	Your disclosures indicate that you use a third-party pricing service every month to price your investment portfolio. When you refer to a third-party valuation specialist, you should disclose the name of the specialist. Refer to Securities Act Rule 436 of Regulation C.

Response: We do not believe that Securities Act Rule 436 of Regulation C is applicable to this disclosure as the third party pricing service is not a valuation expert. We do not quote or summarize a portion of a report from the third-party pricing service, and we do not set forth information in reliance upon the third-party as an expert.

The third-party pricing service referenced in Note 4 Investments is a service provider that consolidates pricing and securities data from multiple resources into a single file of information for the Company. The Company must direct the service provider to the resources to utilize; these resources include reputable, industry known indices, markets and valuation models such as Interactive Data, Muller Data, Merrill Lynch, Kenny S&P and FT Extel. If readily observable market information is not found for a security through the resources identified by the Company, no price is returned by the service provider. The Company does not place reliance upon the service provider to value its investment portfolio; rather, the service provider is a means of gathering market information for the Company to use in valuing its investment portfolio.

Based on the above, we believe that the third party pricing service is not a valuation specialist as they will only provide readily available security information, including pricing from sources designated by the Company. In addition, the Securities Act Rule 436 of Regulation C refers to consents required when a portion of a report or opinion from an expert or counsel is quoted or summarized within a filing, or when information contained in a filing is set forth upon the authority of or in reliance upon such persons as experts. Our disclosures do not contain such statements. For these reasons, we do not believe that the provisions of Rule 436 are applicable to this disclosure.

6.	Tell us why you believe that the unrealized losses were temporarily impaired as of the date of the filing instead of the other-than-temporarily impaired. See paragraph 16 and footnote 4 of SFAS 115. We note that you state that the unrealized losses generally are caused by liquidity discounts and risk premiums required by market participants. Explain whether some of the reasons for the “lack of liquidity” and risk premiums are due to underlying concerns of creditworthiness and increase default rate risks. In this regard, explain why the reasons for the decline in fair value did not result in you concluding that the unrealized losses were other-than- temporary. Indicate why you believe that expected future cash flow performance will not be adversely changed. In addition, please clarify whether you believe that you may recover your investments through gradual improvement in market conditions in addition to collection of expected cash flows upon maturity or call of the security. That is, please tell us what you mean by stating that you “will be able to recover (your) amortized cost prior to...maturity”. Indicate the period of time that you foresee the market conditions gradually improving in the future in order to recover your investments and indicate how that time frame compares to the contractual terms of the securities and how that time frame is reasonable in light of your liquidity needs.

Response: In assessing our investment portfolio for other-than-temporary impairments (“OTTI”) at September 30, 2007 and through the date of the filing of our Form 10-Q, we considered our intent towards the investments, the ability of the Company to hold the investments and the ability of the investments to recover their amortized cost. As the Company had a buy-and-hold investment strategy, and as we did not foresee a need to liquidate any investments, the main focus of our analysis for OTTI related to the ability of the investments to recover their amortized cost. So long as we have the intent and ability to hold a security to maturity or call, we believe an investment which will provide cash flows over its estimated life in an amount sufficient to recover the par value (or amortized cost at maturity) is not other-than-temporarily impaired. With the exception of three investments, the Company did not identify through its assessment any securities which were not providing cash flows as expected when we acquired the investment, or for which there was a probable scenario under which the investment would not provide cash flows sufficient to recover the original par value. Three investments were identified which had cash shortfalls as a result of rating agency downgrades and issues accessing the credit markets. For these three investments, we did not believe that it was probable that the factors driving the cash shortfalls would cure themselves in a timeframe which would allow total cash flows over the life of the investment to be sufficient to recover the par value.

In reviewing the portfolio for OTTI, the Company considered both the “price” of the investment and the cash flows expected to be provided by the investment. Price is a strong indicator of the amount of risk perceived in and demands for an investment, but we believe a low price or declining price does not necessarily mean that an investment is other-than-temporarily impaired. The price of an investment represents what an investor would receive in proceeds if they sold the investment on the measurement date. We believe that price is the primary factor in determining if an OTTI exists when the investor does not intend to hold the investment or needs to liquidate the investment. If the investor intends to hold the investment to maturity or through call, and the investor has the ability to hold the security for that timeframe, then price is not a primary factor to an OTTI assessment.

At the date of the filing of the Form 10-Q, we did not plan to divest of any securities as we believed we had sufficient liquidity and capital to sustain the level of deterioration we had experienced to date and any future deterioration based on future events. Similarly, we believed we had the ability to hold the securities to maturity at the date of the filing as we did not believe that we would be required to sell any investments. The only reasons we anticipated at the date of the filing that could cause a sale of the securities was for normal duration adjustments or in the unforeseen event of the termination of a significant agent or financial institution. Sales of investments for duration adjustments are at the discretion of the Company and we had no intention to make such a sale at the date of the filing. We also had no indications or reasons to believe that a significant agent or financial institution was intending to terminate its contract.

Through the date of the filing, the Company believed that the current credit cycle would be complete in early 2010, with pricing and trading volumes starting to rebound in late 2008 to early 2009. This belief was based on recovery timeframes for historical market disruptions and our belief that pricing would rebound as the market moved from extreme risk aversion to reasonable risk tolerance ranges after the first round of adjustable-rate mortgages reset their interest rates in 2008. We did anticipate that the market disruption would continue for longer than more recent historical disruptions, but did not believe that the market would stay in extreme risk aversion mode beyond late 2008. We believed that the market was speculating on worst-case scenarios in making investment and trading decisions, rather than responding to actual losses and security performance. We believed that the market deterioration experienced through the date of filing was near the bottom of the “correction” process as we were not seeing evidence of rising defaults in our investments and as we continued to receive cash flows as expected. While we did not anticipate that pricing would recover in the short-term, we did not expect it to deteriorate to the extent that the Company’s unrestricted assets (comprised primarily of investments) of $285.7 million at September 30, 2007 would not be sufficient cushion.

Once the Company concluded that we had both the intent and ability to hold our investments to maturity, we then considered the ability of the security to provide cash flows sufficient to recover our par value. If an investment experienced a cash flow shortfall, we assessed the reasons for the shortfall. Three securities experienced a shortfall during the quarter ended September 30, 2007 as the result of issues in accessing the credit market and rating agency downgrades. As described above, we recognized an OTTI for these three securities. Based on our review of remittance and trustee reports available through the date of filing, we were not aware of any other securities that experienced cash shortfalls from these factors.

We also reviewed trustee reports and published rating agency listings of rating revisions for adverse impacts to our investments. While we did identify investments that were directly downgraded, meaning that the actual security we held was downgraded, many of these investments did not have ratings triggers which would change the cash flows available to our security. The downgrade of investments which did have ratings triggers did not adversely impact the cash flows available to our security. Through review of trustee reports available through the date of the filing, we also identified investments that were indirectly impacted by rating agency downgrades, meaning that a downgrade was made on a security that served as collateral to our investment. As an investor, we do not have visibility to actual credit losses or impacts of any rating agency actions on the underlying collateral until trustee reports are available. Of these downgrades, there was no impact to the cash flows of the security we held. As a result of these reviews, we did not identify any adverse cash flow changes which would cause us to believe that an investment was other-than-temporarily impaired.

If a structured investment has a rating trigger, the impact of any rating downgrade on cash flows is dependent upon the degree of any downgrade and the terms of over-collateralization tests. As the rating agencies had not published their approach or assumptions used at the date of the filing, and as the rating agencies were both upgrading and downgrading securities, we did not have a basis for assessing the probability of any future downgrades which might adversely impact our cash flows. We felt the appropriate accounting treatment was to assess all information reasonably available and known by us to identify any OTTI indicators that existed through the filing date. We also “stress tested” the investments we deemed to be at most risk to find the set of assumptions that would cause our cash flows to be adversely impacted. Stress testing includes running cash flow projections under varying sets of assumptions that encompass increasingly severe estimates of default rates and recoveries upon default. As a result of these stress tests, we did not believe that the set of assumptions that caused an adverse impact to our cash flows was a probable scenario based on our understanding of the market environment and our expectations.

After the considerations summarized above, we determined that it was not probable that we would not be able to collect amounts due under the terms of our investments as of the date of the filing for all but three securities.
Liquidity and Capital Resources, page 36
7.	Tell us your consideration of disclosing known trends or uncertainties that you reasonably expect to have a material impact on liquidity or capital resources. For example, you state that any downgrade could result in the termination of your sale of receivables facility, however, you do not discuss the impact on your liquidity in the event the facility is terminated. Indicate your consideration of disclosing the impact of not having these facilities available on your liquidity. In addition, you state that “although no assurance can be given, (you) expect operating cash flows and short- term borrowings to be sufficient to finance (your) operations”. Tell us your consideration of disclosing the impact on your liquidity if these funds are not sufficient since you can not provide reasonable assurance that they will (i.e., reasonably likely). See Item 303(A)(1) of Regulation S-K and section IV. of SEC Release 33-8350 Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Response: In preparing the Form 10-Q, we considered the impacts of the market disruption on the Company’s liquidity and capital resources and we believe that the disclosures in MD&A — Liquidity and Capital Resources are adequate and comply in all material respects with Item 303(A)(1) of Regulation S-K and related interpretative guidance. As described in Staff Comment 6, we believed that we had sufficient liquidity and capital resources to manage through the market disruption. As disclosed on page 32 of the Form 10-Q, we are required under regulatory and certain contractual requirements to maintain a pool of cash and cash equivalents, receivables and investments sufficient to cover our payment services obligations (the “unrestricted assets calculation”). The unrestricted assets calculation represents our regulatory and contractual capital needs. Our operating liquidity needs relate to the monies required to settle our payment instruments on a daily basis and fund the routine operating activities of a business. The investment portfolio and sale of receivables facility (the “facility”) are not used as operating liquidity tools for the Company; rather they are part of the regulatory and contractual capital of the Company. The possible termination of the facility was reviewed by the Company and deemed not to be material to our liquidity. As of the date of the filing, we considered it highly likely that our operating cash flows and short-term borrowings would be sufficient to finance our operating liquidity and regulatory and contractual capital needs. There were also no known trends, demands or uncertainties that were anticipated to have a negative impact on the Company’s sources of liquidity. We were in compliance with all regulatory and contractual covenants at the date of the filing.

As we disclose in MD&A — Liquidity and Capital Resources on page 32, we rely on the funds from on-going sales of payment instruments and portfolio cash flows to settle payment service obligations as they are presented and provide our operating liquidity. At the date of the filing, there were no known trends, demands or uncertainties which were considered reasonably likely to have a negative impact on these sources of funds.

Substantially all of our domestic agents and financial institutions submit monies collected from their sale of our instruments on a 1-4 day contractual remittance schedule. Our receivable balances are very short-term in nature and provide for the daily liquidity needed to operate our business. We do not need to sell receivables to obtain liquidity to settle our payment instrument obligations or to provide for operating costs. The facility is not used as a liquidity tool by the Company; rather, the initial sales under the facility allowed the Company to realize a one-time acceleration of cash proceeds from our receivables which was then deployed for long-term investment purposes. Subsequent sales allow the initial funds to continue to be held as a long-term investment. Accordingly, we do not consider the facility as a liquidity tool and have not discussed the facility as part of our liquidity strategy. Rather, we consider the facility to be a tool in our investment strategy.

As a result of the Company’s credit rating downgrade in October 2007, we expanded our disclosure in the Form 10-Q to inform investors of the impact of further rating downgrades on the facility. The Company reviewed the impact of any termination of the facility on our liquidity and regulatory and contractual requirements. Any termination of the facility would require the Company to utilize its cash and cash equivalents to replace the average balances sold under the facility. The Company typically receives from $70-85 million a month from interest income and normal maturities and calls from the investment portfolio; accordingly, we believe that any cash and cash equivalents used to replace the average balances sold would be replenished within 3-4 months of any termination of the facility. Given the short time-frame needed to absorb the impact of a termination of the facility, as well as the original purpose of the facility, the Company did not believe that termination of the facility was a material factor to our liquidity. As disclosed on page 32 of the Form 10-Q, we are required under regulatory and certain contractual requirements to maintain a pool of cash and cash equivalents, receivables and investments sufficient to cover our payment services obligations (the “unrestricted assets calculation”). The impact of any termination of the facility on the unrestricted assets calculation is negligible as there would simply be a shift between cash and cash equivalents and receivables, both of which are included in the unrestricted assets calculation.

As the facility is not a liquidity tool for the Company, we have periodically discussed exiting the facility as the costs of the facility are increasing with rising short-term commercial paper interest rates. In late December 2007, the Company made a decision to cease selling receivables through a gradual reduction in the balances sold each period. As of the date of this letter, there are no sold receivables outstanding. As a result, we now have availability under the facility that can be used as a liquidity source for the Company. The Company plans to discuss these recent actions in the Form 10-K for the year ended December 31, 2007.

The term “although no assurance can be given” was not intended to be a statement that we did not believe it was reasonably likely that operating cash flows and short-term borrowings would be sufficient to finance our operations. As of the date of the filing, and as discussed in Staff Comment 6, we did consider it reasonably likely that our operating cash flows and short-term borrowings would be sufficient to finance our operations. The impact of the market disruption and related unrealized losses in the investment portfolio was limited to the unrestricted assets calculation, which is related to capital, not liquidity. We will revise this statement in future filings.

8.	We note that you state on page 13 that you “utilize a buy and hold strategy for (your) portfolio, and generally (do) not utilize (your) portfolio for liquidity purposes”. Explain whether there is any correlation between the unrealized losses on your portfolio and the $197 million draw on your line of credit. If so, please indicate how your liquidity discussion addresses this matter. Your discussion does not address the reasons for why you had to draw $197 million on your line of credit and whether you will have to continue to draw on lines of credit. You should consider identifying the conditions that caused the draw down and indicate the consequences if those conditions persist.

Response: We believe that the disclosures in MD&A — Liquidity and Capital Resources on pages 32 and 33 of the Form 10-Q disclose the correlation between the unrealized losses in our portfolio and the $197.0 million draw on the line of credit. The draw on the line of credit was not made for liquidity purposes, but rather for regulatory and contractual capital purposes to supplement our unrestricted assets calculation as discussed in Staff Comment 7.

As disclosed on pages 32 and 33 of the Form 10-Q, the investment portfolio is not an integral part of the Company’s daily liquidity, but rather is important from a capital standpoint as it is the primary asset in the unrestricted assets calculation.

The unrealized losses in our investment portfolio caused our unrestricted assets calculation to decline and the Company drew upon our line of credit to supplement these unrestricted assets. With the $197.0 million draw on our line of credit during the quarter, we expanded upon the disclosures immediately preceding Table 9 — Unrestricted Assets in MD&A — Liquidity and Capital Resources to explain the correlation between the unrealized losses in the investment portfolio and the draw. The unrealized losses have no immediate impact on our liquidity, but rather create a need for capital due to the unrestricted asset calculation requirements.

We also disclosed in MD&A — Liquidity and Capital Resources on page 35 that we obtained an additional credit facility to provide for any further capital needs we anticipated at the date of the filing. At the date of the filing, we saw this additional line of credit as providing any cushion needed if the market disruption deteriorated further than the $285.7 million of unrestricted assets at September 30, 2007. We did not intend to draw upon this line of credit at the date of the filing.
Off-Balance Sheet Arrangements, page 37
9.	Please be advised of the SEC’s Division of Corporation Finance sample letter dated December 2007 letter issued to certain public companies that is provided on our website in preparing your upcoming Form 10-K.

Response: We have reviewed the sample letter dated December 2007 and do not believe that we have any material exposure as contemplated in the sample letter.

The Company is exposed to off-balance sheet entities or commitments through five items: a) the sale of receivable facility; b) commitments to fund contractual amounts under four limited partnership interests; c) our investments in structured deals; d) a commitment to fund a contractual amount under one CDO; and e) our sale of securities to an entity that ultimately placed substantially all of the securities into a CDO for which one of our subsidiaries is the collateral advisor and in which we hold the equity securities.
a.	As disclosed in the Company’s Form 10-K for the year ended December 31, 2006 in the Notes to the Consolidated Financial Statements — Note 6 — Sale of Receivables, the sale of receivable is completed on a non-recourse basis and transactions under the facility are recognized as sales. The Company’s obligations under the facility are limited to submitting any monies received by the Company on receivables sold under the facility. Under no circumstances would the Company be required to repurchase any receivables or provide for any funding beyond monies received by the Company. We believe that the sale of receivable facility is properly disclosed and that we do not have a material exposure which requires the disclosure contemplated in the sample letter.
b.	As disclosed in the Company’s Form 10-K for the year ended December 31, 2006 in the Notes to the Consolidated Financial Statements — Note 15 — Commitments and

Contingencies and MD&A — Liquidity and Capital Resources — Other Funding Sources and Requirements, as well as in the Company’s Form 10-Q for the period ended September 30, 2007 in the Notes to the Consolidated Financial Statements — Note 12 — Commitments and Contingencies and MD&A — Liquidity and Capital Resources — Other Funding Sources and Requirements, the Company has agreements with certain co-investors to provide funds related to the investments in limited partnership interests. These contractual commitments are legally limited. At December 31, 2007, our remaining commitment under these four investments is $1.6 million. We believe that these commitments are properly disclosed and are immaterial for purposes of applying the expanded disclosures suggested in the sample letter.

c.	With the exception of one investment described below and certain investments representing beneficial interests in grantor trusts or similar entities, we have no funding commitments related to any of the structured deals included in our investment portfolio. We are not the controlling interest or majority investor in any of these deals. Most of the structured deals we invest in are not qualifying special purpose entities (“QSPE”) as defined by FIN 46R, Consolidation of Variable Interest Entities. However, we are not the primary beneficiary as we will not absorb the majority of the expected losses and are not entitled to the majority of the expected residual returns. We have no involvement in these structured deals outside of our investment in certain securities issued by the deals. Accordingly, we do not believe that we have a material exposure to these entities which requires the disclosure contemplated in the sample letter. As disclosed in the Company’s Form 10-K for the year ended December 31, 2006 in the Notes to the Consolidated Financial Statements — Note 2 — Summary of Significant Accounting Policies — Consolidation of Special Purpose Entities, we consolidate our investments that represent beneficial interests in grantor trusts or similar entities as we absorb the majority of the expected losses.

d.	We have a commitment to fund up to $10.0 million to a CDO in exchange for a $10.0 million par value security. This commitment is contractually limited to the $10.0 million par value that we committed to purchasing and is not tied to defaults or credit issues relating to the collateral underlying the CDO. Rather, the funding is to be provided after the collateral manager of the CDO utilizes funds from other investors to acquire collateral for the CDO. Upon entering into the commitment, the Company recorded a liability and a corresponding investment for the $10.0 million. As of December 31, 2007, no amounts have been paid under this commitment.

e.	As disclosed in the Company’s Form 10-K for the year ended December 31, 2006 in the Notes to the Consolidated Financial Statements — Note 4 — Investments, the Company sold securities with a fair value of $259.7 million to one party. No restrictions or constraints as to the future use of the securities were placed upon the acquiring party, nor is the Company obligated under any scenario to repurchase the securities. The acquiring party sold $646.8 million of securities to a QSPE in a subsequent period, including substantially all of the securities acquired from the Company. The Company acquired the preferred shares of the QSPE and accounts for this investment at fair value as an available-for-sale investment. In addition, a subsidiary of the Company serves as the collateral advisor to the QSPE, receiving certain fees and rights standard to a collateral advisor role. Activities performed by the collateral advisor are significantly limited and are entirely defined by the legal documents establishing the QSPE. The Company evaluated the series of transactions under the guidance of FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and determined that sale accounting was achieved upon transfer of the securities to the acquiring party and that the Company was not a transferor of securities to the QSPE. The Company also determined through a review of all beneficial interests in the QSPE that we were not the primary beneficiary and therefore, not required to consolidate the entity under FIN 46R. As collateral advisor, our subsidiary has the right, but not the obligation, to acquire defaulted securities, as defined by the legal documents establishing the QSPE. The Company has no further obligations to the QSPE for funding, nor is the Company obligated either directly or through its subsidiary to repurchase any securities. Accordingly, we believe that this matter has been properly disclosed and that we do not have a material exposure to this QSPE which requires the disclosure contemplated in the sample letter. This disclosure will continue to be made in the Form 10-K filings through the year ended 2008.
* * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (952) 591-3820 or Jean Benson, Senior Vice President and Controller-Finance, at (952) 591-3250 with any further questions.

Sincerely,
By:	/s/ DAVID J. PARRIN
David J. Parrin
Executive Vice President and Chief Financial Officer

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